[Cahill Gordon & Reindel LLP Letterhead]

FOIA CONFIDENTIAL TREATMENT REQUESTED BY FORESIGHT ENERGY LP

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

May 9, 2014

VIA EDGAR SUBMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director
James Lopez, Legal Branch Chief
Ruairi Regan

Re:	Foresight Energy LP
Amendment No. 7 to Registration Statement on Form S-1
Filed on May 7, 2014
Reg. No. 333-179304

Dear Mr. Reynolds, Mr. Lopez and Mr. Regan:

On behalf of our client, Foresight Energy LP (the “Company”), we are submitting this letter to provide certain information supplementally to assist the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s above-referenced registration statement on Form S-1 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of the portions marked with “[***]” (the “Confidential

***CONFIDENTIAL TREATMENT REQUESTED BY FORESIGHT ENERGY LP PURSUANT TO RULE 83***

Information”) of this letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this letter has also been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED BY FORESIGHT ENERGY LP PURSUANT TO RULE 83”.

The Company advises the Staff that based on discussions with the lead underwriters for its proposed initial public offering (the “Offering”), it currently expects the price per unit in the Offering to be between $[***] and $[***]. Such price range is subject to change based upon market conditions, Company performance and other factors.

Attached as Exhibit A for review by the Staff are a number of pages from the Registration Statement reflecting the proposed price range, offering size and certain other updates. The Company expects to file an amended Registration Statement with the SEC in advance of the launch of the Company’s roadshow. In light of current circumstances, the Company will consult with the Staff regarding the appropriate steps in order to ensure that the Registration Statement can be declared effective in order to permit the Offering to be completed.

* * *

Please direct any questions or comments concerning this letter to William J. Miller at (212) 701-3836 or Kimberly Petillo-Décossard at (212) 701-3265 of Cahill Gordon & Reindel LLP.

Sincerely,

/s/ Cahill Gordon & Reindel LLP
Cahill Gordon & Reindel LLP

cc:	Rashda Buttar, Senior Vice President- General Counsel of Foresight Energy LP

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Exhibit A

[see attached Registration Statement pages]

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[*] indicates that a confidential portion of the text of this agreement has been omitted pursuant to Rule 83. The non-public information has been filed separately with the Securities and Exchange Commission.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 7, 2014

PRELIMINARY PROSPECTUS

FORESIGHT ENERGY LP

[*] Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. Prior to this offering, there has been no public market for our common units. We are offering [*] common units in this offering. We currently expect the initial public offering price to be between $[*] and $[*] per common unit.

The underwriters have the option to purchase up to [*] additional common units from us at the initial public offering price, less the underwriting discounts and a structuring fee payable to             , within 30 days from the date of this prospectus to cover over-allotments, if any.

We have applied to have our common units listed on the New York Stock Exchange under the symbol: “FELP.” The listing is subject to the approval of our application.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, may elect to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Our Emerging Growth Company Status” on page 11. Investing in our common units involves risks. See “Risk Factors” beginning on page 22.

The risks include the following:

•	We may not have sufficient cash to enable us to pay the minimum quarterly distribution on our common units following establishment of cash reserves and payment of costs and expenses, including reimbursement of expenses to our general partner.

•	A further decline in coal prices could adversely affect our results of operations and cash available for distribution to our unitholders.

•	We compete in a global coal market and could be negatively impacted by an increase in global coal supply as well as a decrease in global market demand.

•	Our mining operations are subject to extensive and costly environmental laws and regulations, and such current and future laws, regulations or enforcement could materially increase our operating costs or limit our ability to produce and sell coal.

•	Foresight Reserves, L.P. owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Foresight Reserves, L.P., have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, or initially to remove our general partner without its consent.

•	Unitholders will experience immediate and substantial dilution of $[*] per common unit.

•	There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•	Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of income even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Foresight Energy LP (before expenses)(2)	$	$

(1)	Excludes a structuring fee of 0.75% of the gross proceeds of this offering payable to . The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting.”
(2)	We intend to use the net proceeds from this offering to repay certain amounts of our Term Facility (as defined herein) and distribute the remaining net proceeds to Foresight Reserves, L.P. and a member of management, pro rata, and we will not retain any proceeds from this offering. Please see “Use of Proceeds.”

The underwriters expect to deliver the common units to purchasers on or about                     , 2014.

Barclays	Citigroup	Morgan Stanley
J.P. Morgan	Goldman, Sachs & Co.	Deutsche Bank Securities

Stifel	Credit Agricole CIB
PNC Capital Markets LLC	Huntington Investment Company

                    , 2014

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common units. The information presented in this prospectus assumes (1) an initial public offering price of $[*] per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read the entire prospectus carefully, including the section describing the risks of investing in our common units under “Risk Factors” and the consolidated financial statements contained elsewhere in this prospectus before making an investment decision. Some of the statements in this summary constitute forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” For the definitions of certain terms used in this prospectus, see “Appendix B: Certain Defined Terms—Business” and “Appendix C: Certain Defined Terms—Offering Structure.”

References in this prospectus to “Foresight Energy LP,” “we,” “our,” “us,” or like terms when used in a historical context refer to the business of our predecessor, Foresight Energy LLC and its subsidiaries, which will be our wholly-owned subsidiaries following this offering. When used in the present tense or prospectively, those terms refer to Foresight Energy LP and its subsidiaries, giving effect to the IPO Reorganization (as defined below). References in this prospectus to “Foresight Reserves” refer to Foresight Reserves, L.P., our sponsor, and its affiliates.

Foresight Energy LP

We believe we are the lowest cost and highest margin bituminous thermal coal producer in the United States. This is based on a comparison of our cash costs and margins against publicly available information for other bituminous thermal coal producers as of year-end 2013. We operate exclusively in the Illinois Basin, which is the fastest growing coal producing region in the country due to its favorable geology, low costs and growing demand for its coal. Since our inception, we have invested over $2.0 billion to construct a fleet of state-of-the-art, low-cost and high productivity longwall mining operations and related transportation infrastructure. We control over 3 billion tons of coal in the state of Illinois, which, in addition to making us one of the largest reserve holders in the United States, provides significant organic growth. Our reserves are comprised principally of three large contiguous blocks of uniform, thick, high heat content (high Btu) thermal coal, which are ideal for high productivity longwall operations. We currently operate three longwall mines and a continuous miner operation, with a fourth longwall scheduled to begin production in May 2014. We have submitted permits and made preliminary capital expenditures for our fifth and sixth longwalls. We have sufficient assigned reserves to support up to nine longwalls, with a portion of the existing surface infrastructure, slopes and shafts available to be shared among our existing, and most of our future, longwalls. We produced, and expect to produce, 18.0 million tons and 24.1 million tons in 2013 and the twelve months ending June 30, 2015, respectively. The full productive capacity of our existing mines, including the longwall that is scheduled to begin operations in 2014, is 32.7 million tons of high Btu coal per year, and the potential future productive capacity of our operations if all nine longwalls are constructed would be 67.2 million tons of high Btu coal per year. We believe that, relative to estimated production for the twelve months ending June 30, 2015, our excess existing installed capacity, and potential future capacity, will provide us with the opportunity to significantly grow our production, free cash flow and cash available for distributions to our unitholders.

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the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company” and “Risk Factors—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.”

Pro Forma Corporate Structure

The following chart summarizes our corporate structure after giving effect to this offering and the use of proceeds therefrom and the IPO Reorganization:

Percentage Interest
Public Common Units	[*]	%(1)
Interests of Foresight Reserves and a member of management:
Common Units	[*]	%(1)
Subordinated Units	[*]	%
Non-Economic General Partner Interest	[*]	%(2)
Incentive Distribution Rights	—	(3)

	[*]	%

(1)	Assumes no exercise of the underwriters’ overallotment option and that we issue the common units subject to underwriters’ overallotment option to Foresight Reserves and a member of management on a pro rata basis.
(2)	Our general partner owns a non-economic general partner interest in us. Please read “How We Make Distributions To Our Partners—General Partner Interest.”
(3)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. See “How We Make Distributions To Our Partners—Incentive Distribution Rights.” Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. Incentive distribution rights will be issued to Foresight Energy GP LLC, our general partner, which is owned by Foresight Reserves and a member of management.

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(1)	The list below details the names of our operating subsidiaries. Our operating subsidiaries rely exclusively on third-party contractors for their operations which are consolidated as variable interest entities.

Williamson Energy, LLC

Hillsboro Energy LLC

Macoupin Energy LLC

Sugar Camp Energy, LLC

Foresight Coal Sales LLC

Oeneus LLC d/b/a Savatran LLC

Foresight Energy Services LLC

Foresight Energy Employee Services Corporation

(2)	The member of management refers to Michael J. Beyer our President and Chief Executive Officer.

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Partnership Information

We are a Delaware limited partnership formed in January 2012. On April 15, 2014, we changed our name from “Foresight Energy Partners LP” to “Foresight Energy LP.” Our principal executive offices are located at 211 North Broadway, Suite 2600, Saint Louis, Missouri 63102. The telephone number of our principal offices is (314) 932-6160 and our website is www.foresight.com. We intend to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed or furnished to the SEC. The information on our website is not part of, and is not incorporated by reference into, this prospectus.

The Offering

Common units offered to the public	[*] common units.

[*] common units if the underwriters exercise their option to purchase an additional [*] common units in full.

Units outstanding after this offering	[*] common units and [*] subordinated units.

If the underwriters do not exercise their option to purchase additional common units, we will issue [*] common units to Foresight Reserves and a member of management, pro rata upon the option’s expiration for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Foresight Reserves and a member of management, pro rata at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding.

Use of proceeds	We intend to use the net proceeds of this offering of approximately [*] million (after deducting the underwriting discounts, expenses and the structuring fee), or [*] million if the underwriters’ option to purchase additional units is exercised in full, to repay [*] million of our Term Facility and to distribute the remaining net proceeds to Foresight Reserves and a member of management, pro rata. We will not retain any proceeds from this offering.

Distribution policy	We expect to make a minimum quarterly distribution in cash of [*] ([*] on an annualized basis) on each common unit and subordinated unit to the extent we have sufficient cash after the establishment of reserves and payment of fees and expenses. Our ability to make distributions at the minimum quarterly distribution rate is subject to various restrictions and other factors. Please see “Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution” and “Risk Factors—Restrictions in the agreements governing our indebtedness could limit our ability to make distributions to our unitholders.”

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We will pay a pro rated distribution for the first quarter during which we are a publicly-traded partnership. Such distribution will cover the period from the closing date of this offering to and including [*], 2014. We expect to pay this cash distribution before [*], 2014.

Our partnership agreement generally provides that we will distribute cash each quarter during the subordinated period in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of [*] plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of [*]; and

•	third, 100.0% to the holders of the common and subordinated units, pro rata, until each common and subordinated unit has received a distribution of [*].

If cash distributions to our unitholders exceed [*] per common and subordinated unit in any quarter, our unitholders and the general partner (as holder of our incentive distribution rights) will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions
Total Quarterly Distribution Target Amount	Unitholders	General Partner
above [*] up to [*]	85.0%	15.0%
above [*] up to [*]	75.0%	25.0%
above [*]	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as “incentive distributions.” Please read “How We Make Distributions to Our Partners—Partnership Interests—Incentive Distribution Rights.”

Pro forma cash available for distribution generated during the year ended December 31, 2013 and the twelve months ended March 31, 2014 were approximately $169.7 million and $178.1 million, respectively. The amount of available cash we need to pay the minimum quarterly distribution for four quarters on our common and subordinated units to be outstanding immediately after this offering is approximately [*] million (or an average of approximately [*] million per quarter). As a result, for the year ended December 31, 2013 and the twelve months ended March 31, 2014, we would have generated available cash sufficient to pay 100% of the minimum quarterly distribution on all of our common and subordinated units.

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We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient cash available to pay the minimum quarterly distribution of $[*] on all of our common and subordinated units for each quarter in the twelve months ending June 30, 2015. However, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Foresight Reserves and a member of management will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid an aggregate amount of at least $[*] (the minimum quarterly distribution on an annualized basis) multiplied by the total number of outstanding common and subordinated units for each of three consecutive, non-overlapping four-quarter periods ending on or after [*], 2017 and there are no outstanding arrearages on our common units.

Notwithstanding the foregoing, the subordination period will end on the first business day after we have earned and paid an aggregate amount of at least $[*] (150.0% of the minimum quarterly distribution on an annualized basis) on the outstanding common and subordinated units and we have earned the related distribution on the incentive distribution rights, for any four-quarter period ending on or after [*], 2015 and there are no outstanding arrearages on our common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.

General partner’s right to reset the target distribution levels

Our general partner, as the initial holder of our incentive distribution rights, will have the right, at any time when there are no subordinated units outstanding and we have made distribution at or above 150.0% of the minimum quarterly distribution for the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will

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be entitled to exercise this right. Following a reset election, the minimum quarterly distribution will be adjusted to equal the distribution for the quarter immediately preceding the reset, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the initial target distribution levels were above the minimum quarterly distribution.

If the target distribution levels are reset, the holders of our incentive distribution rights will be entitled to receive common units. The number of common units to be issued will equal the number of common units that would have entitled the holders of our incentive distribution rights to an aggregate quarterly cash distribution for the quarter prior to the reset election equal to the distribution on the incentive distribution rights in such quarter. Please read “How We Make Distributions To Our Partners—Partnership Interests—IDR Holder’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2⁄3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Foresight Reserves will own an aggregate of [*]% of our outstanding units (or [*]% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will give Foresight Reserves the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right

If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner will have the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our

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general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2016, you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be less than 35% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $[*] per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $[*] per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Exchange listing	We have applied to have our common units listed on the NYSE under the symbol “FELP.”

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USE OF PROCEEDS

We expect to receive approximately $[*] million of net proceeds from the sale of common units by us in this offering, after deducting the underwriting discounts, the estimated expenses of this offering and the structuring fee, based on an assumed initial public offering price of $[*] per common unit (the mid-point of the price range set forth on the cover page of the prospectus). We intend to use the net proceeds of this offering to repay $[*] million of our Term Facility due 2020 (borrowings under our Term Facility bear interest of a rate equal to, at our option, (1) British Bankers’ Association (as published by Reuters) LIBOR plus 4.50% or (2) a base rate plus 3.50%, with a LIBOR floor of 1.00% for the Term Facility. See “Description of Indebtedness—Senior Secured Credit Facilities”) to and to distribute the remaining net proceeds to Foresight Reserves and a member of management, pro rata, and will not retain any proceeds from this offering.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $[*] million (and the total net proceeds to us would be approximately $[*] million), in each case assuming an initial public offering price per common unit of $[*] (the mid-point of the price range set forth on the cover page of the prospectus). The net proceeds from any exercise of such option will also be paid as a special distribution to Foresight Reserves and a member of management, pro rata. If the underwriters do not exercise their option, we will issue and common units to Foresight Reserves and a member of management, respectively, upon the expiration of the option for no additional consideration.

A $1.00 increase (or decrease) in the assumed initial public offering price of $[*] per common unit would increase (decrease) the net proceeds to us from this offering by approximately $[*] million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting the underwriting discounts and the structuring fee. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters.

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DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per common unit after the offering. On a pro forma basis as of March 31, 2014, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value was $[*] million, or $[*] per common unit. Purchasers of common units in this offering will experience immediate and substantial dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit	$	[*]
Pro forma net tangible book value per common unit before the offering(1)		[*]
Increase in net tangible book value per common unit attributable to purchasers in the offering		[*]
Less: Pro forma net tangible book value per common unit after the offering(2)		[*]
Immediate dilution in tangible net book value per common unit to purchasers in the offering(3)	$	[*]

(1)	Determined by dividing the number of units ([*] common units and [*] subordinated units) to be issued to our general partner and its affiliates, including Foresight Reserves and a member of management, for the contribution of assets and liabilities to us) into the net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units to be outstanding after the offering ([*] common units and [*] subordinated units) into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $[*] and $[*], respectively.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired				Total Consideration
	Number		Percent		Amount			Percent
(in thousands)
General partner and affiliates(a)(b)(c)	[	*]	[	*]%	$	[	*]	[	*]%
Purchasers in the offering	[	*]	[	*]%	$	[	*]	[	*]%
Total	[	*]	[	*]%	$	[	*]	[	*]%

(a)	The units acquired by our general partner and its affiliates, including Foresight Reserves and Michael J. Beyer, consist of common units and subordinated units.
(b)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with US GAAP. Book value of the consideration provided by our general partner and its affiliates, as of March 31, 2014, equals parent net investment, which was $[*] million and is not affected by this offering.
(c)	Assumes the underwriters’ option to purchase additional common units is not exercised and that we issue the common units subject to underwriters’ overallotment option to Foresight Reserves and Michael J. Beyer on a pro rata basis.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014:

•	On an actual basis; and

•	On an as adjusted basis, after giving effect to this offering (assuming the underwriters’ overallotment option to purchase additional common units is not exercised), the use of proceeds therefrom and the IPO Reorganization.

You should read this table together with “Use of Proceeds,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness” and our consolidated historical financial statements, along with the notes thereto, included elsewhere in this prospectus.

	As of March 31, 2014
	Actual	As Adjusted
	($ in thousands)
Cash and cash equivalents	$25,245	$	[*]

Long-term debt(1)(2):
Senior Secured Credit Facilities:
Revolving Credit Facility	$280,000	$	[*]
Term Facility(3)	443,638		[*]
7.875% Senior Notes due 2021(4)	595,897		[*]
5.780% Longwall Financing Arrangement	72,833		[*]
5.555% Longwall Financing Arrangement	67,031		[*]
Interim Longwall Financing Arrangement(5)	61,335		[*]
Capital Lease Obligations—Longwall Shield Facility	40,078		[*]

Total debt	$1,560,812	$	[*]

Partners’ capital:
Limited partners:
Common unitholders—public			[*]
Common unitholders—Foresight Reserves and a member of management(6)			[*]
Subordinated unitholders—Foresight Reserves and a member of management(6)			[*]
General partner			[*]
Total Foresight Energy LP partners’ capital			[*]
Members’ (deficit) equity:
Controlling interests	$(126,053)	$	[*]
Non-controlling interests	7,561		[*]

Total members’ (deficit) equity	$(118,492)		[*]

Total Capitalization	$1,442,320	$	[*]

(1)	Includes current portion of long-term debt. Total debt does not include $193.4 million of certain sale-leaseback financing obligations (including coal and surface leases) as of March 31, 2014 that are characterized as financing transactions due to the continuing involvement of certain of our affiliates in mining related to the leases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions.”

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CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma combined results of operations, you should refer to the audited historical consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 and the unaudited historical condensed consolidated financial statements as of March 31, 2014 and 2013 and for the three months ended March 31, 2014 and 2013, respectively, included elsewhere in this prospectus.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $[*] per unit ($[*] per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. Our general partner has not established any cash reserves, and does not have any specific types of expenses for which it intends to establish reserves. We expect our general partner may establish reserves for specific purposes, such as major capital expenditures or debt service payments, or may choose to generally reserve cash in the form of excess distribution coverage from time to time for the purpose of maintaining stability or growth in our quarterly distributions. In addition, our general partner may cause us to borrow amounts to fund distributions in quarters when we generate less cash than is necessary to sustain or grow our cash distributions per unit. The board of directors of our general partner will monitor the execution of our business strategy including sales, profitability, and cash reserves. The board of directors of our general partner will determine the amount of our quarterly distributions and may maintain, increase or decrease our distribution policy at any time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•	Our cash distribution policy will be subject to restrictions on distributions under our Senior Secured Credit Facilities and the indenture governing our 2021 Senior Notes, which contain financial tests and covenants that we must satisfy. These financial tests and covenants are described in “Description of Indebtedness.” Should we be unable to satisfy these restrictions or if we are otherwise in default under our Senior Secured Credit Facilities or the indenture governing our 2021 Senior Notes, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•

Subject to certain exceptions, the indenture governing the 2021 Senior Notes, the Senior Secured Credit Facilities and the Longwall Financing Arrangements as well as future debt agreements, will place restrictions on our ability to pay cash distributions. Specifically, the indenture governing our 2021 Senior Notes, the Senior Secured Credit Facilities and the Longwall Financing Arrangements each prohibit us from making distributions if a default or event of default has occurred and is continuing and each contain financial covenants that limit our ability to make distributions if our fixed charge coverage ratio is below a specified level. Should we be unable to satisfy these restrictions under

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the indenture governing our 2021 Senior Notes, the Senior Secured Credit Facilities and the Longwall Facilities or if we are otherwise in default under the indenture, the Senior Secured Credit Facilities, or the Longwall Facilities we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy. See “Description of Indebtedness.”

•	Our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders. The establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish.

•	We are obligated under our partnership agreement to reimburse our general partner and its affiliates for all expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay distributions to our unitholders.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or selling, general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•	If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Distributions to Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•	Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow May Be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy could significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Upon completion of this offering, our partnership agreement will provide for a minimum quarterly distribution of $[*] per unit for each whole quarter, or $[*] per unit on an annualized basis. The payment

*** CONFIDENTIAL TREATMENT REQUESTED BY

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of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $[*] million per quarter, or $[*] million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

Distributions(1)
	Number of Units	One Quarter		Annualized
Common units	[*]	$	[*]	$	[*]
Subordinated units	[*]		[*]		[*]

Total	[*]	$	[*]	$	[*]

(1)	Our general partner will initially hold the incentive distribution rights, which entitle the holder thereof to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $[*] per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month, starting [*], 2014. We will adjust the quarterly distribution for the period after the closing of this offering through [*], 2014 based on the actual length of the period.

Subordinated Units

Foresight Reserves and a member of management will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution from operating surplus on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have cash available for distribution from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “How We Make Distributions To Our Partners—Subordination Period.”

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our minimum quarterly distribution of $[*] per common and subordinated unit each quarter for the twelve months ending June 30, 2015. In those sections we present the following two tables:

•	“Unaudited Pro Forma Cash Available for Distribution,” in which we present our estimate of the amount of cash we would have had available for distribution for the year ended December 31, 2013 and for the twelve month period ended March 31, 2014, based on our historical financial statements that are included in this prospectus, as adjusted to reflect incremental general and administrative expenses we expect we will incur as a publicly-traded partnership.

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	Year Ended December 31, 2013		Twelve Months Ended March 31, 2014
	($ in thousands, except distributions per unit)
Net income attributable to controlling interests		$8,281		$10,439
Plus:
Loss on early extinguishment of debt		$77,773		$77,773
Depreciation, depletion and amortization		161,216		159,275
Accretion on asset retirement obligations		1,527		1,550
Interest expense, net		115,897		117,301

Adjusted EBITDA(1)		$364,694		$366,338

Less:
Incremental selling, general and administrative expense(2)		$4,000		$4,000
Cash interest expense		114,621		112,858
Maintenance capital expenditures		76,402		71,406
Expansion capital expenditures		134,324		170,233

Plus:
Borrowings or cash on hand for expansion capital expenditures(3)		$134,324		$170,233

Cash available for distribution		$169,671		$178,074

Minimum quarterly distribution per unit (annualized)	$	[*]	$	[*]

Distributions (annualized):
Distributions to common unitholders	$	[*]	$	[*]
Distributions to subordinated units	$	[*]	$	[*]
Total distributions	$	[*]	$	[*]

Excess	$	[*]	$	[*]

Interest Coverage Ratio(4)		3.18x		3.25x
Minimum Interest Coverage Ratio		2.00x		2.00x
Net Senior Secured Leverage Ratio(4)		2.47x		2.57x
Maximum Net Senior Secured Leverage Ratio		3.50x		3.50x

(1)	Please read Note 3 to “Selected Historical Financial Information.”
(2)	Reflects incremental selling, general and administrative expenses that we expect to incur as a publically traded partnership that are not reflected in our unaudited pro forma consolidated financial statements.
(3)	For the year ended December 31, 2013, includes $23.3 million in cash, $31.6 million from an interim longwall financing arrangement and a $79.4 million pro forma adjustment to the borrowings under the Revolving Credit Facility. For the twelve months ended March 31, 2014, includes $25.2 million in cash, $61.3 million from an interim longwall financing arrangement and an $83.7 million pro forma adjustment to the borrowings under the Revolving Credit Facility.
(4)	Our Revolving Credit Facility requires us to maintain, as of the last day of each fiscal quarter, a consolidated interest coverage ratio (the ratio of our consolidated adjusted EBITDA to our consolidated cash interest charges and measured for the preceding four quarters, in each case, as defined in the credit agreement) of not less than 2.0 to 1.0 for the fourth quarter 2013 and quarters ending thereafter.

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Our Revolving Credit Facility also requires us to maintain, as of the last day of any fiscal quarter, a senior secured leverage ratio (the ratio of consolidated funded indebtedness that is secured by a lien on the collateral (other than any lien that is subordinated to the liens securing the obligations thereunder) less the sum of all unrestricted cash, cash equivalents and short-term marketable debt securities to consolidated adjusted EBITDA for the preceding four quarters, in each case, as defined in the credit agreement). Each of these terms has a specific meaning set forth in the Revolving Credit Facility. The maximum net senior secured leverage ratio allowed under the Revolving Credit Facility is as follows:

Fiscal Quarter Ending	Maximum Net Senior Secured Leverage Ratio
Fourth Quarter 2013	3.50 to 1.00
First Quarter 2014	3.50 to 1.00
Second Quarter 2014	3.25 to 1.00
Third Quarter 2014	3.00 to 1.00
Fourth Quarter 2014 and thereafter	2.75 to 1.00

Each of our Senior Secured Credit Facilities and the indenture governing the 2021 Senior Notes restricts our ability to make cash distributions to our unitholders in the event of default. See “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy” above.

Estimated Cash Available for Distribution

The following table sets forth our calculation of forecasted cash available for distribution to our unitholders and general partner for the twelve months ending June 30, 2015. We forecast that our cash available for distribution generated during the twelve months ending June 30, 2015 will be approximately $214.9 million. This amount in the aggregate would be sufficient to pay the minimum quarterly distribution of $[*] per unit on all of our common and subordinated units for each quarter during this period. Since our revenue and cash available for distribution will likely fluctuate over time as a result of changes in coal prices as well as other factors, the board of directors of our general partner expects to reserve all or a portion of any cash generated in excess of the amount sufficient to pay the full minimum quarterly distribution on all units, as a whole, to allow us to maintain and to gradually increase our quarterly cash distributions.

We are providing the financial forecast to supplement our historical consolidated financial statements in support of our belief that we will have sufficient cash available to allow us to pay distributions on all of our common and subordinated units for each quarter in the twelve months ending June 30, 2015 at the minimum quarterly distribution rate. Please read “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” for information as to the accounting policies we have followed for the financial forecast.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2015. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay distributions on our common and subordinated units at the minimum quarterly distribution rate of $[*] per unit each quarter (or $[*] per unit on an annualized basis) or any other rate. The assumptions and estimates underlying the forecast are inherently uncertain and, though we consider them reasonable as of the date of this prospectus, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in “Risk Factors.” Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by any person that the results contained in the forecast will be achieved.

*** CONFIDENTIAL TREATMENT REQUESTED BY

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	Quarter Ending September 30, 2014		Quarter Ending December 31, 2014		Quarter Ending March 31, 2015		Quarter Ending June 30, 2015		Twelve Months Ending June 30, 2015
	($ in thousands, except distributions per unit)
Net income attributable to controlling interests		$34,534		$26,670		$17,881		$24,747		$103,832
Plus:
Depreciation, depletion and amortization		$44,300		$44,300		$44,300		$44,300		$177,200
Accretion on asset retirement obligations		319		319		319		319		1,276
Interest expense		30,266		30,001		29,847		29,718		119,830

Adjusted EBITDA(1)		$109,419		$101,290		$92,346		$99,084		$402,139

Less:
Cash interest expense		$40,895		$17,443		$40,485		$17,151		$115,974
Maintenance capital expenditures		17,824		17,824		17,824		17,824		71,297
Expansion capital expenditures		12,568		6,215		4,027		2,899		25,709

Plus:
Borrowings or cash on hand for expansion capital expenditures(2)		$12,568		$6,215		$4,027		$2,899		$25,709

Cash available for distribution		$50,699		$66,023		$34,037		$64,109		$214,868

Minimum quarterly and annual distributions per unit	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]
Distributions:
Distributions to common unitholders	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]
Distributions to subordinated unitholders		[*]		[*]		[*]		[*]		[*]
Total distributions	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]

Excess (shortfall)(3)	$	[*]	$	[*]	$	[*]	$	[*]	$	[*]

Interest Coverage Ratio(4)		3.22x		3.32x		3.33x		3.47x		3.47x
Minimum Interest Coverage Ratio		2.00x		2.00x		2.00x		2.00x		2.00x
Net Senior Secured Leverage Ratio(4)		1.66x		1.67x		1.71x		1.60x		1.60x
Maximum Net Senior Secured Leverage Ratio		3.25x		3.00x		2.75x		2.75x		2.75x

(1)	Please read Note 3 to “Selected Historical Financial Information.”
(2)	Includes borrowings under our Revolving Credit Facility equal to expansion capital expenditures.
(3)	Any shortfall is expected to be absorbed by borrowings under the Revolving Credit Facility.
(4)	Our Revolving Credit Facility requires us to maintain, as of the last day of each fiscal quarter, a consolidated interest coverage ratio (the ratio of our consolidated adjusted EBITDA to our consolidated cash interest charges and measured for the preceding four quarters) of not less than 2.0 to 1.0 for the fourth quarter 2013 and quarters ending thereafter.

Our Revolving Credit Facility also requires us to maintain, as of the last day of any fiscal quarter, a senior secured leverage ratio (the ratio of consolidated funded indebtedness that is secured by a lien on the collateral (other than any lien that is subordinated to the liens securing the obligations thereunder) less the sum of all unrestricted cash, cash equivalents and short -term marketable debt securities to consolidated

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General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the incentive distribution rights and may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

•	we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed cash from operating surplus to the common unitholders in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $[*] per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $[*] per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $[*] per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions, from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Common Unit(1)	Marginal Percentage Interest in Distributions
		Unitholders		IDR Holders
Minimum Quarterly Distribution	up to $[*]	[	*]%	0%
First Target Distribution	above $[*] up to $[*]	[	*]%	0%
Second Target Distribution	above $[*] up to $[*]	[	*]%	[*]%
Third Target Distribution	above $[*] up to $[*]	[	*]%	[*]%
Thereafter	above $[*]	[	*]%	[*]%

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•	third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit for the quarter equal to 150.0% of the reset minimum quarterly distribution; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $[*].

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	IDR Holders	Quarterly Distribution Per Unit Following Hypothetical Reset
First Target Distribution	$[*] up to $[*]	100.0%	0.0%	above $[*] up to $[*] (1)
Second Target Distribution	above $[*] up to $[*]	85.0%	15.0%	above $[*] up to $[*] (2)
Third Target Distribution	above $[*] up to $[*]	75.0%	25.0%	above $[*] up to $[*] (3)
Thereafter	above $[*]	50.0%	50.0%	above $[*]

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be [*] common units outstanding and the distribution to each common unit would be $[*] for the quarter prior to the reset.

Prior to Reset
	Quarterly Distributions Per Unit	Distributions to Common Unitholders		Cash Distributions to IDR Holders					Total Distributions
				Common Units	Incentive Distribution Rights		Total

Minimum Quarterly Distribution	up to $[*]	$	[*]	—		$—		$—	$	[*]

First Target Distribution	above $[*] up to $[*]		[*]	—		—		—		[*]

Second Target Distribution	above $[*] up to $[*]		[*]	—		[*]		[*]		[*]

Third Target Distribution	above $[*] up to $[*]		[*]	—		[*]		[*]		[*]

Thereafter	above $[*]		[*]	—		[*]		[*]		[*]

		$	[*]	—	$	[*]	$	[*]	$	[*]

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of our incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be [*] common units

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outstanding and the distribution to each common unit would be $[*]. The number of common units to be issued upon the reset was calculated by dividing (1) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $[*] million, by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $[*].

After Reset
	Quarterly Distributions Per Unit	Distributions to Common Unitholders		Cash Distributions to IDR Holders					Total Distributions
				Common Units(1)		Incentive Distribution Rights	Total

Minimum Quarterly Distribution	up to $[*]	$	[*]	$	[*]	—	$	[*]	$	[*]

First Target Distribution	above $[*] up to $[*]		—		—	—		—		—

Second Target Distribution	above $[*] up to $[*]		—		—	—		—		—

Third Target Distribution	above $[*] up to $[*]		—		—	—		—		—

Thereafter	above $[*]		—		—	—		—		—

		$	[*]	$	[*]	—	$	[*]	$	[*]

(1)	Represents distributions in respect of the common units issued upon the reset.

The holders of our incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•	second, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution of capital surplus to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of units following the consummation of this offering and the related transactions by:

•	each person who is known to us to beneficially own 5% or more of such units to be outstanding;

•	our general partner;

•	each of the directors and named executive officers of our general partner; and

•	all of the directors and executive officers of our general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders as the case may be.

Our general partner is owned 99.33% and 0.67% by Foresight Reserves and Michael J. Beyer, respectively.

The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of , if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

The percentage of units beneficially owned is based on a total of [*] common units and [*] subordinated units outstanding immediately following this offering.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Foresight Energy GP LLC	—	—	—	—	—
Foresight Reserves	[*]	[*]	[*]	[*]	[*]
Michael J. Beyer	[*]	[*]	[*]	[*]	[*]
H. Drexel Short	—	—	—	—	—
Christopher Moravec	—	—	—	—	—
John F. Dickinson	—	—	—	—	—
E. Hunter Harrison	—	—	—	—	—
E. Bartow Jones	—	—	—	—	—
All executive officers and directors as a group (persons)